UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

OptiNose, Inc.

(Name of issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68404V100

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Theodore H. Kruttschnitt, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OR ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,013,139*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,013,139*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,013,139*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.79%†
12	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 4.
†	See Item 4.

Item 1

(a)	Name of Issuer:

OptiNose, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1020 Stony Hill Road, Suite 300
Yardley, Pennsylvania 19067

Item 2

(a)	Name of Person Filing:

See Item 2(c) below.

(b)	Address of Principal Business Office or, if none, Residence:

See Item 2(c) below.

(c)	Citizenship:

This Schedule 13G/A is being filed on behalf of Theodore H. Kruttschnitt, III, a United States citizen.

The address of the principal business office of the reporting person is:

c/o Theodore H. Kruttschnitt, III
3000 Ralston Avenue, Hillsborough, CA 94010

(d)	Title of Class of Securities:

Common Stock, $0.001 par value (“Common Stock”)

(e)	CUSIP Number:

68404V100

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4	Ownership.

(a)	Amount beneficially owned:

See Item 9 on the Cover Page to this Schedule 13G.

On August 20, 2018 and December 24, 2020, THK PRIVATE EQUITIES, LLC, of which Limar Management Corp. is the Member Manager, transferred 1,974,626 shares and 1,038,513 shares of Common Stock, respectively, to Theodore H. Kruttschnitt, III, who is the Managing Member and owns 100% of Limar Management Corp.

(b)	Percent of class:

See Item 11 on the Cover Page to this Schedule 13G/A. The percentage reported herein is based on 52,080,552 shares of Common Stock outstanding as of October 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed with the Securities and Exchange Commission on November 5, 2020.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

See Item 5 on the Cover Page to this Schedule 13G/A.

(ii) Shared power to vote or to direct the vote

See Item 6 on the Cover Page to this Schedule 13G/A.

(iii) Sole power to dispose or to direct the disposition of

See Item 7 on the Cover Page to this Schedule 13G/A.

(iv) Shared power to dispose or to direct the disposition of

See Item 8 on the Cover Page to this Schedule 13G/A.

Item 5	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2021

Theodore H. Kruttschnitt, III

/s/ Theodore H. Kruttschnitt, III
Theodore H. Kruttschnitt, III